Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

December 3, 2019

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE: Methanex Corporation
    Form 40-F for the Year Ended December 31, 2018
Filed March 12, 2019
File No. 000-20115

Dear Ms. Howser and Mr. O’Brien:

We have reviewed your comments outlined in your letter of November 6, 2019 relating to the captioned items and offer the following responses.

Form 40-F for the Year Ended December 31, 2018

1. Significant accounting policies
n) Revenue recognition, page 56

SEC Comment:

1.
Please provide expanded disclosures for methanol sold on a commission basis to discuss the nature of these agreements, the performance obligations (IFRS 15.119), when control of the product and/or service transfers to the customer (IFRS 15.124 and 125), and any significant judgments (IFRS 15.123). Depending on the nature of your commission sales agreements, please provide us with your consideration of the guidance in IFRS 15.B34 - IFRS 15.B43 regarding whether you are the principal or agent.

Our Response:

Methanex acts as the principal with respect to the sale of methanol for all product sold globally, with the exception of product produced from our Atlas joint venture facility (“Atlas”) in Trinidad. Methanex and our joint venture partner have joint control of Atlas. As a result, Atlas is accounted for as an equity investee by Methanex.

The accounting for the sale of methanol produced from the Atlas facility is on a net basis as Methanex acts as an agent and records commission revenue on a net basis reflecting the commission earned. Commission revenue from the sale of Atlas product for 2018 represented $19.8 million which is approximately 0.5% of total revenue recognized for the year.

Accounting Analysis

Our performance obligation for commission sales relates to the delivery of methanol from Atlas to Methanex’s customers. Control passes when the methanol is delivered to the customer, we have a present right to payment for the product, significant risk and rewards of ownership have transferred to the customer according to the contract terms, and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Accordingly, commission revenue is recognized at the point in time when control by the customer is achieved. There are no significant judgments associated with commission sales.

When determining if an entity is a principal or agent, IFRS 15.B34-B36 requires an entity to determine if the entity obtains control of the good before transferring control to the customer. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the goods. Indicators of control include whether the entity has inventory risk, discretion to establish price, and have primary responsibility to provide the specified goods.

Methanex takes legal ownership of the commission volume prior to selling to customers, however risk of loss for the commission volume is covered by insurance arranged by Methanex with the cost reimbursed by Atlas. Methanol must meet global quality specifications therefore the risk of return is negligible. Methanol is a homogeneous commodity where pricing is dictated by industry factors and Methanex earns a fixed percentage commission on the sale of Atlas produced methanol. Atlas income reflects the primary benefits of the sale of methanol through Methanex, with our economic interest in Atlas reflected as an equity investee. Given the consideration of these factors we have deemed that Methanex does not obtain control over commission volume and as a result acts as an agent and records commission revenue on a net basis.

Anticipated Disclosure

In order to provide greater clarity on our accounting for commission revenue, we propose to enhance the disclosure in our 2019 annual filing as follows:

For methanol sold on behalf of Atlas (our equity investee), we recognize commission revenue on a net basis as the Company acts as an agent in the transactions due to the terms of the arrangement. Commission revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs when the product passes the delivery point as specified in the customer contract.

2. Significant accounting policies
0) Financial instruments, page 56

SEC Comment:

2.
We note that you have entered into natural gas supply contracts for your facilities in New Zealand, Trinidad and Egypt along with certain contracts for your facilities in Chile that contain a variable price component that is adjusted by a formula related to methanol prices above a certain level. We further note your statement that the purpose is to reduce your commodity price risk exposure. Please provide us a detailed analysis of your accounting for these contracts, including the specific references to IFRS 9.

Our Response:

Natural gas is the Company’s single most significant cost. The natural gas agreements in Chile, Egypt, New Zealand, and Trinidad that contain a variable price component related to methanol enable our cost structure to react to the variability of our sales revenue. In effect, the nature of these agreements is that we manage risk and share revenue with our natural gas suppliers. Other terms within the agreements are not relevant to the accounting analysis below.

We account for these natural gas contracts as executory supply contracts rather than financial instruments, because they are held for the purpose of delivery of natural gas for use in the Company’s operations at our production sites (to manufacture methanol) and the variable pricing represents a non-financial variable specific to Methanex. The base (fixed) and variable component of the contracted natural gas price is reflected in our cost of sales as incurred.

Accounting Analysis

In accounting for these contracts, we first determine whether the contract as a whole is within the scope of IFRS 9. IFRS 9.2.4 requires that certain contracts to buy or sell non-financial items should be accounted for in the scope of IFRS 9 unless they meet the so called ‘own use’ exemption. We note that these natural gas contracts are entered into and continue to be held for the purpose of supply of natural gas for use in the Company’s production of methanol. Consequently, these supply agreements, unlike some of our other natural gas supply contracts, are out of scope of IFRS 9.

As the host contract is out of scope of IFRS 9, we then consider whether an embedded derivative (IFRS 9.4.3.3) should be separated from the host contract and accounted for as a derivative under IFRS 9.

IFRS 9.4.3.3 requires an embedded derivative to be separated from the host if, and only if: (a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host (IFRS 9.B4.3.5, B4.3.8); (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid contract is not already measured at fair value. All three must be met for an embedded derivative to be separated and accounted for as a derivative under IFRS 9.

Specifically focused on (b) above, a derivative is defined by IFRS 9.A as having all three of the following characteristics: (a) its value changes in response to one or more underlying variables, provided in the case of a non-financial variable that the variable is not specific to a party to the contract, (b) it requires little or no initial net investment, and (c) it is settled at a future date.

The underlying variable in the supply contracts is a methanol-based formula, which is the same commodity and only commodity sold by the Company making up 100% of the total revenue. The methanol-based formula is based on the prices charged by the Company to its customers and because there is a strong correlation between quantities of natural gas used and methanol produced and sold, it is linked to the Company’s revenue and reflects a sharing of a portion of revenues with the natural gas supplier. In other words, an increase in the Company’s revenue, results in an increase in natural gas costs.

IFRS, however, does not provide guidance on how to determine whether a variable is a non-financial variable specific to a party to the contract. We note that per published guidance of large accounting firms it is acceptable to view revenue of one of the counterparties as a non-financial variable that is specific to a party to the contract. Consequently, with respect to pricing features, they do not meet (a) in the definition of a derivative because the variable (or ‘underlying’) is non-financial and is specific to a party of the contract.

As the pricing feature does not meet the definition of a derivative, there is no requirement to separate the pricing feature (i.e. no requirement to separate the pricing feature from the host supply contract).

Anticipated Disclosure

In order to provide greater clarity on our accounting for our natural gas supply contracts, we propose to revise future disclosure as follows (underline denotes additional disclosure):

Note Disclosure:
Financial Risk Management
Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol sales ~~prices above a certain level~~. These contracts are accounted for as executory contracts for the supply of natural gas for the Company’s operations.

The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile accounted for as executory contracts and natural gas hedges in designated hedging relationships in Geismar and Medicine Hat to manage its exposure to natural gas price risk.

Methanex Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer

cc: KPMG
McCarthy Tetrault LLP